Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated May 19, 2009, with respect to the combined statements of assets acquired and liabilities assumed of the Second Territory Business of ACON Laboratories, Inc., AZURE Institute, Inc., Oakville Hong Kong Co., Ltd, and ACON Biotech (Hangzhou) Co., Ltd as of December 31, 2008 and 2007, and the related statements of revenue and direct expenses for each of the years ending December 31, 2008 and 2007, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”
/s/ Grant Thornton Zhonghua
Shanghai, China
March 26, 2010